September 16, 2025

Steven Trieu
Chief Executive Officer
American Exceptionalism Acquisition Corp. A
506 Santa Cruz Ave., Suite 300
Menlo Park, CA 94025

       Re: American Exceptionalism Acquisition Corp. A
           Registration Statement on Form S-1
           Amendment filed September 15, 2025
           File No. 333-289701
Dear Steven Trieu:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed September 15, 2025 Exhibits

1.     The trust account termination letter attached as Exhibit A to the
Investment
       Management Trust Agreement filed as Exhibit 10.2 states that " . . . counsel for the
       Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially concurrently with your transfer of funds . . ." Nasdaq Listing Rule IM-5101-2(a) states that [a]t least 90% of the gross proceeds . . . must be deposited in a trust account maintained by an
       independent trustee.    It is unclear how the release of funds earlier
than the
       consummation of the initial business combination would comport with this listing standard. We also note that the exhibit is inconsistent with the disclosure in the prospectus, which states proceeds will not be released until "the completion of our
 September 16, 2025
Page 2

       initial business combination." Please reconcile the disclosure and advise how this is consistent with the Nasdaq Listing Rule.
       Please contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Steven R. Green, Esq.